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                                                                  Exhibit (a)(5)

              UNITED PAN-EUROPE COMMUNICATIONS EXPANDS ITS EASTERN
           EUROPEAN FOOTPRINT BY ACQUIRING POLAND'S LEADING CABLE, DTH
                             AND PROGRAMMING NETWORK

                 @Entertainment Merger adds 948,150 Subscribers

Amsterdam. United Pan-Europe Communications (UPC) today announced that it has signed a definitive agreement to acquire @Entertainment, Inc. (ATEN), the leading Polish cable, DTH, and programming provider, in an all cash transaction valuing ATEN at $19.00 per share.

The merger agreement, which has been unanimously approved by the Board of Directors of UPC and @Entertainment, provides that UPC through a wholly owned subsidiary, will launch a tender offer to acquire all of the outstanding shares of @Entertainment's common stock. Concurrent with the execution of the merger agreement, certain holders of common stock, warrants, and options of @Entertainment representing 48.7% of the issued and outstanding common stock and 51.7% of the common stock on a fully diluted basis have entered into agreements to tender all of their equity interests in ATEN.

@Entertainment is the leading integrated provider of pay cable television and digital satellite direct-to-home (DTH) services in Poland. @Entertainment also has significant interests in the packaging and delivery of high quality television programming and owns the Polish rights to valuable programming such as Wizja Sports Channel (with football, basketball, and local sports programming), HBO (on DTH), Discovery Channel, Fox Kids and CNN. UPC intends to capitalize upon this across its cable networks in the Eastern European region.

As of April 30, 1999 @Entertainment's cable systems passed 1,659,000 homes with approximately 948,150 subscribers, of which 245,713 subscribe to its broadcast cable TV package and 702,439 subscribe to an expanded basic programming offering. Seventy three percent of @Entertainment's subscribers are served by 860 Mhz plant, with only modest additional investment required to upgrade the network to fully two-way interactive cable capable of delivering UPC's "triple play" of video, voice and data services.

Announcing the merger agreement, Mark Schneider, Chairman and CEO of UPC, commented today:

       "@Entertainment is a critical addition to our pan-European strategy and compliments UPC's stated ambition of making selective complementary acquisitions in Europe. UPC is the leading provider of broadband cable

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       services in Central Europe with strong positions in Hungary and the
       Slovak Republic, a sizable stake in the Czech Republic, and now a premiere position in Poland. UPC has built a substantial platform for itself in Eastern Europe to which it can provide its broadband cable multi-media services. Our chello broadband Internet service will be made available in Poland as quickly as possible as will our Priority Telecom service when regulations permit. @Entertainment's programming is a valuable asset to us as we seek to expand our network to the nearly 7.2 million television homes in Poland not served already by cable or DTH, while DTH itself gives us the capacity to serve those customers outside the reach of our other wireline cable networks throughout Europe. Poland is one of the fastest growing economies in Europe, with an average GDP growth rate in excess of 6% over the past 5 years. Poland's population of approximately 38 million people spend an average of 252 minutes per (adult) day watching television, one of the highest rates in Europe. Poland is geographically the closest Central European economy to Germany and has been accepted for membership to NATO, and is on the "fast track" to membership in the EU. It has enormous potential for the development of UPC's services in the future."

Robert E. Fowler, Chief Executive Officer of @Entertainment said:

       "The merger of @Entertainment and UPC will bring significant benefits to our customers by introducing them to high speed broadband internet access, data communications and telephony and further expanding their programming choices. We at @Entertainment are excited to be joining such a European market leader in the provision of integrated cable services as UPC."

UPC was advised by Morgan Stanley Dean Witter in this transaction. Goldman Sachs International advised @Entertainment.

Headquartered in Amsterdam, UPC is one of the most innovative broadband communications companies in the Europe and owns and operates the largest pan-European group of broadband communication networks. UPC provides cable television, telephony, high speed internet access and programming services in ten countries across Europe and Israel. As of March 31, 1999, UPC's systems passed approximately 4.7 million homes with 3.4 basic video subscribers, of which approximately 500,000 take an expanded tier service. In addition, UPC had 97,221 telephony access lines and 20,760 carrier select telephone customers, as well as 35,449 broadband Internet access subscribers. UPC completed an IPO in February 1999 and its shares are listed on the Amsterdam Stock Exchange ("UPC") and NASDAQ ("UPCOY").

UPC is a consolidated subsidiary of United International Holdings. Inc. (UIH)

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(NASDAQ: "UIHIA"). Microsoft Corporation has an interest of approximately
7.8% in UPC.

@Entertainment is the leading provider of pay television services in Poland. The company owns and operates Polska Telewizja Kablowa (PTK), the largest cable television network in Poland with approximately 948,000 subscribers at March 31, 1999. The company also owns and operates Wizja TV, Poland's first digital DTH broadcasting service, which was officially launched in September 18, 1998. @Entertainment also owns Wizja TV Spolka Produkcyjna, a company that invests in the Polish television and film industry. @Entertainment is traded on the NASDAQ under the symbol: ATEN.

For further information contact:

UPC

Steve Butler, Managing Director of Capital Markets/Treasurer/Investor Relations 31 20 778 9860
email: sbutler@upc.nl

Henrietta Hirst, Communications Director of UPC
44 171 518 7980
email: hhirst@upc.nl

@Entertainment Inc.
Robert E. Fowler III, Chief Executive Officer of @Entertainment
44 171 478 3800

Donald Muller Jones, Chief Financial Officer of @Entertainment
44 171 478 3810

The preceding remarks contain forward-looking statements that involve risks and uncertainties including, without limitation, that the conditions to the tender offer and the merger will not be met and thus the transactions will not be consummated.